AMENDMENT NO. 2 TO
2006 INCENTIVE STOCK PLAN

This Amendment No. 2 hereby further amends the Neuro-Hitech, Inc. 2006 Incentive Stock Plan, effective as of November 28, 2006, as previously amended by Amendment No. 1 adopted as of October 31, 2006 (collectively, the “Plan”). This Amendment No. 2 is adopted as of November 28, 2006.

The first sentence of Section 4 of the Plan is hereby amended and restated in its entirety as follows:

Subject to adjustment as provided in Section 8 hereof, a total of 1,350,000 shares of the Company’s Common Stock, par value $0.001 per share (the “Stock”), shall be subject to the Plan.

Section 5(b) of the Plan is hereby amended and restated in its entirety as follows:

OPTION TERM. The term of each Option shall be fixed by the Committee, provided, however, no Incentive Option shall be exercisable more than ten years after the date such Option is granted and in the case of an Incentive Option granted to an Optionee who, at the time such Incentive Option is granted, owns (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, no such Incentive Option shall be exercisable more than five years after the date such Incentive Option is granted.

The foregoing Amendment No. 2 to the Plan was adopted by the Board of Directors of Neuro-Hitech, Inc. pursuant to a unanimous written consent in lieu of a special meeting of the Board of Directors as of November 28, 2006.